SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

AmREIT, Inc.

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(Name of Issuer)

Common Stock, Par Value $0.01

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(Title of Class of Securities)

N/A

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(CUSIP Number)

H. Kerr Taylor

8 Greenway Plaza, Suite 1000

Houston, TX 77046

(713) 850-1400

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Bass, Berry & Sims PLC

100 Peabody Place, Suite 900

Memphis, Tennessee 38103

(901) 543-5900

November 24, 2009

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

Cusip No. N/A	13D	Page 1 of 5 Pages

1.		Name of Reporting Person: H. Kerr Taylor I.R.S. Identification Nos. of Above Persons (entities only)
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States Citizen
7.	Number of Shares beneficially owned by each Reporting Person With	Sole Voting Power 1,266,358
8.		Shared Voting Power 0
9.		Sole Dispositive Power 1,266,358
10.		Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,358 shares of common stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 5.5%
14.		Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (“Common Stock”), issued by AmREIT, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.

Item 2.	Identity and Background.

(a)	The name of the person filing this statement is H. Kerr Taylor (“Mr. Taylor”), with respect to shares of Common Stock of AmREIT, Inc.

(b)	The business address of Mr. Taylor is 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.

(c)	Mr. Taylor is the Chairman, Chief Executive Officer and President of the Issuer, located at 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.

(d)	During the last five years, Mr. Taylor has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Taylor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Taylor is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 24, 2009, the Issuer (formerly REITPlus, Inc.) completed its merger with AmREIT, a Maryland real estate investment trust (“AmREIT”) following the approval of an agreement and plan of merger and the transactions contemplated thereby by shareholders of the Issuer and AmREIT at special meetings held earlier that day. Pursuant to the Articles of Merger filed with the State Department of Assessments and Taxation of Maryland, the name of the Issuer was changed to AmREIT, Inc.

As a result of the merger, all outstanding common shares of AmREIT, par value $0.01 per share, were cancelled and converted into shares of the Issuer. All of the Common Stock of the Issuer reported herein as beneficially owned by Mr. Taylor was acquired by him as a result of Issuer Common Stock being issued to him in exchange for common shares of AmREIT.

Item 4.	Purpose of Transaction.

Mr. Taylor acquired the shares of Common Stock for investment purposes, and Mr. Taylor intends to evaluate the performance of such securities as an investment in the ordinary course of business. Mr. Taylor does not have any plans or proposals, which relate or could result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;
(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

As of November 24, 2009, Mr. Taylor beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, an aggregate of 1,266,358 shares of Common Stock of the Issuer, constituting approximately 5.5% of the shares outstanding.

(b)	Shares beneficially owned.

Mr. Taylor has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,266,358 shares, which are owned individually by Mr. Taylor.

(c)	Mr. Taylor has not effected any other transactions during the past 60 days other than as set forth in Item 3 above.

(d)

Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreement and plan of merger described in Item 3 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2009

/s/ H. Kerr Taylor
H. Kerr Taylor